October 1, 2010	ATTORNEYS AT LAW

ONE INDEPENDENT DRIVE, SUITE 1300
JACKSONVILLE, FL 32202-5017
P. O. BOX 240
JACKSONVILLE, FL 32201-0240
904.359.2000 TEL
904.359.8700 FAX
foley.com

WRITER’S DIRECT LINE
904.633.8913
mkirwan@foley.com EMAIL

CLIENT/MATTER NUMBER
084091-0112
VIA EDGAR
Michael Clampitt
Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Imperial Holdings, Inc. Registration Statement on Form S-1 Filed August 12, 2010 File No.: 333-168785
Dear Mr. Clampitt:
          The following information is furnished in response to the comments in your letter to Jonathan Neuman, President and Chief Operating Officer of Imperial Holdings, Inc. (the “Company”), dated September 8, 2010. Your comments are reproduced below in bold italics, followed in each case by our response on behalf of the Company.
          Please note that, concurrently with this filing we are submitting to the Commission a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933 and Rule 83 promulgated under the Freedom of Information Act with respect to portions of certain exhibits as noted on the Exhibit Index to the registration statement.
General Comments on This Filing
1.	Please provide a price range, indicate the number of shares being offered, and fill in all corresponding blanks as soon as possible. Please also fill in any blanks relating to capitalization, dilution and the conversion. Since these items trigger a number of disclosure matters, we will need sufficient time to review the amendments when it is included.

Mr. Michael Clampitt
October 1, 2010

          Response:
          The Company will provide the requested information in a subsequent amendment to the registration statement once the information has been determined.
2.	We note that your filing contains numerous references to certain events that will occur before the closing of the offering. Please update your filing to reflect these events as they develop. For example, we note that you plan to consummate a reorganization, add five persons to your board of directors and approve an omnibus incentive plan.
          Response:
          As the referenced events occur or are definitively determined, they will be described in the registration statement. Amendment No. 1 to the registration statement being filed as of the date of this letter describes some of these referenced events.
3.	Please revise to include updated financial information through the period ended June 30, 2010 and provide an updated consent in your next amendment.
          Response:
          The Company has revised the registration statement to include updated financial information through the period ended June 30, 2010 and to include an updated consent.
Prospectus Summary
Overview, page 1:
4.	Revise the penultimate sentence in the first paragraph to use the word “revenue” instead of “income”. In addition, disclose net income/loss from each period and the percentage of revenue for each segment.
          Response:
          The Company has revised the sentence in the Prospectus Summary — Overview section on page 1 to use the word “revenue” instead of “income”. The Company has also disclosed the net income/loss and percentage of revenue for each segment in a new paragraph in the Prospectus Summary — Overview section on page 1. The new paragraph reads as follows:
During the six months ended June 30, 2010 and the year ended December 31, 2009, we had revenue of $40.4 million and $96.6 million, respectively, and a net loss of $9.6 million and $8.6 million, respectively. During the six months ended June 30, 2010 and the year ended December 31, 2009, 91.3% and 95.9%, respectively, of our revenue was generated from our premium finance segment and 8.7% and 4.1%, respectively, of our revenue was generated from our

Mr. Michael Clampitt
October 1, 2010

structured settlement segment. As of June 30, 2010, we had total assets of $239.2 million.
          The Company has also revised the first paragraph of the Business section on page 72 to make the corresponding revisions.
5.	Revise the second paragraph to disclose the reason(s) for the significant increase in interest cost.
          Response:
          The Company has revised the second paragraph of the Prospectus Summary — Overview section on page 1 to disclose the reasons for the significant increase in financing cost. The new language is as follows:
Since 2007, the United States’ capital markets have experienced extensive distress and dislocation due to the global economic downturn and credit crisis. Lenders in this market generally exited the market or increased their lending rates and required more assurances such as additional collateral support and third-party guarantees. As a result, our financing cost for a premium finance transaction increased significantly. For the six months ended June 30, 2010, our financing cost was approximately 30.2% per annum of the principal balance of the loans compared to 14.5% per annum for the twelve months ended December 31, 2007.
          The Company has also revised the second paragraph of the Business section on page 72 to make the corresponding revisions.
Our Services and Products
Premium Finance Transactions, page 1
6.	Revise the last paragraph to clarify that loan payments are not made during the term or disclose the percentage. Also disclose the percentage of the portfolio that are rollover loans. In addition, disclose the amount of the insurance, in aggregate, or as a percentage of the loan amount. Finally, add the last two paragraphs from page F-15.
          Response:
          The Company has revised the last paragraph of the Prospectus Summary — Our Services and Products — Premium Finance Transactions section on page 2 to add a sentence to clarify that loan payments are not made during the term of the loan. The Company has also revised the Business — Our Products and Services — Premium Finance Transactions section on page 73 to add a sentence that explains that loan payments are not made during the term of the loan. The sentence reads as follows:

Mr. Michael Clampitt
October 1, 2010

          The policyholder is not required to make any payment on the loan until maturity.
          The Company notes that it has previously disclosed in the last paragraph of the Prospectus Summary — Our Services and Products — Premium Finance Transactions section on page 2 that “[a]s of June 30, 2010, 92.5% of our outstanding loans have collateral whose value is insured.” The Company has also added the last two paragraphs from page F-15 as a new paragraph in the Business — Premium Finance Business — Cost of Financing section on page 77.
          With respect to rollover loans, the Company’s premium finance loans cover all premiums due on the underlying life insurance policy during the term of the loan. The Company states in the registration statement that “[a] premium finance transaction is a transaction in which a life insurance policyholder obtains a loan to pay insurance premiums for a fixed period of time, which allows a policyholder to maintain coverage without having to make premium payments during the term of the loan.” Insurance policy premium payment schedules vary from policy to policy with respect to both the amount of the payments and the frequency of the payments. The Company does not believe that a description of the various premium payment schedules is material to investors since the Company’s loans cover all premiums due on the underlying life insurance policy during the term of the loan regardless of amount or frequency.
Risk Factors
7.	Please avoid making statements such as “no assurance can be given” and “there can be no assurance” that an event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.
          Response:
          The Company has removed all statements such as “no assurance can be given” and “there can be no assurance” from each place such statements previously appeared in the risk factor section.
Risk Factors Related to Premium Finance Transactions
Premium finance loan originations are susceptible to practices which can invalidate, page 16
8.	Please disclose whether any state regulator or borrower has asserted that any of your loans be treated as STOLI transactions or that the loans do not meet the criteria required under applicable statutes.
          Response:
          No state regulator or borrower has ever asserted that any of the Company’s loans be treated as STOLI transactions or that the loans do not meet the criteria required under applicable statutes. However, from time to time, an insurance carrier has challenged a life insurance policy securing one of the Company’s premium finance loans. While these challenges have not been significant to date, the Company does disclose this in the risk factor beginning with the heading “[t]he life insurance policies securing our premium finance loans may be subject to contest ... ” on page 17.

Mr. Michael Clampitt
October 1, 2010

9.	We note your disclosure that the period of time after which the policy cannot be contested by the issuing life insurance company, i.e., the “contestability period”, is usually two years. We also note your disclosure in the following paragraph that the closer the origination date of a premium finance loan transaction is to the date of the issuance of the life insurance policy, the greater the risk that a life insurance policy may be subject to contest or rescission on the basis that such policy was issued as part of STOLl practices or was not supported by a valid insurable interest. We further note your disclosure that 99.7% of your premium finance loans were originated within two years of the issuance date. However, because the “contestability period” is usually two years, your disclosure that 99.7% of your premium finance loans were originated within two years is not helpful for purposes of analyzing whether your loans may be contested. Please disclose what percentage of your premium finance loans were originated within one month, six months and one year from the issuance of the underlying life insurance policy.
          Response:
          The Company has revised the last paragraph in the risk factor beginning on page 17 under the subheading “[p]remium finance loan originations are susceptible to practices which invalidate ... ” to include the percentage of premium finance loans that were originated within one month, six months, one year and two years from the issuance of the underlying life insurance policy. The new language is as follows:
As of June 30, 2010, 10.3%, 76.4%, 97.2% and 99.7%, respectively, of our premium finance loans outstanding were originated within one month, six months, one year and two years, respectively, of the issuance of the underlying life insurance policy.
Our lender protection insurance policies have significant exclusions and limitations, page 19
10.	Please separate the lettered and numbered items in this risk factor into bulleted format.
          Response:
          The Company has revised the lettered and numbered items in the risk factor beginning on page 19 under the subheading “[o]ur lender protection insurance policies have significant exclusions and limitations ... ” into bulleted format.

Mr. Michael Clampitt
October 1, 2010

Risk Factors Related to Structured Settlements
Adverse judicial developments could have an adverse effect on our business, page 22
11.	We note your disclosure that adverse judicial developments have occasionally occurred in the structured settlement industry. Please provide a brief discussion of such adverse developments.
          Response:
          The Company has revised the risk factor on page 23 under the subheading “[a]dverse judicial developments could have an adverse effect on our business ... “ to provide a brief example of an adverse judicial development in the structured settlement industry. The new risk factor is as follows:
Adverse judicial developments could have an adverse effect on our business, financial condition and results of operations.
Adverse judicial developments have occasionally occurred in the structured settlement industry, especially with regard to anti-assignment concerns and issues associated with non-disclosure of material facts and associated misconduct. For example, in the 2008 case of 321 Henderson Receivables, LLC v. Tomahawk, the California County Superior Court (Fresno County, Case No. 08CECG00797 — July 2008 Order (unreported)) ruled that (i) certain structured settlement sales were barred by anti-assignment provisions in the settlement documents, (ii) the transfers were loans, not sales, that violated California’s usury laws and (iii) for similar reasons numerous other court-approved structured settlement sales may be void. Although the Tomahawk decision was subsequently reversed by the California Court of Appeal, the Superior Court decision had a negative effect on the structured settlement industry by casting doubt on the ability of a structured settlement recipient to sell portions of the payment streams. Any similar adverse judicial developments calling into doubt such laws and regulations could materially and adversely affect our investments in structured settlements.
Risk Factors Relating to Our General Business
Changes to statutory, licensing and regulatory regimes, page 23
12.	Please separate your discussion of the Commission’s recent report recommending that sales of life insurance policies in life settlement transactions be regulated as securities for purposes of the federal securities laws into its own risk factor.

Mr. Michael Clampitt
October 1, 2010

          Response:
          The Company has added a new risk factor that discusses the Commission’s report recommending that sales of life insurance policies in life settlement transactions be regulated as securities for purposes of federal securities on page 24. The new risk factor is as follows:
Regulation of life settlement transactions as securities under the federal securities laws could lead to increased compliance costs and could adversely affect our ability to acquire or sell life insurance policies.
The Securities and Exchange Commission recently issued a report recommending that sales of life insurance policies in life settlement transactions be regulated as securities for purposes of the federal securities laws. Although to date we have never purchased a policy directly from a policy owner, any legislation implementing such regulatory change or a change in the transactions that are characterized as life settlement transactions could lead to increased compliance costs and adversely affect our ability to acquire or sell life insurance policies in the future, which could have an adverse effect on our business, financial condition and results of operations.
Risks Related to Our Common Stock and This Offering
Provisions in our executive officers’ employment agreements, page 28
13.	Please separate this risk factor into separate risk factors addressing the employment agreements, the articles of incorporation and bylaws and the laws of the State of Florida, or please provide subheadings.
          Response:
          The Company has revised the referenced risk factor to provide separate risk factors for employment agreements, the articles and bylaws and the laws of the State of Florida beginning on page 28. The content has not otherwise changed.
Capitalization. page 34
14.	We note that the table gives effect, on a pro forma basis, to the sale of Series D Preferred Units in June 2010. Please therefore revise the table to include a row for “Member units — Series D Preferred” and fill in the applicable pro forma amounts.
          Response:
          The Company has revised the capitalization table, beginning on page 34, to include a row for the Series D Preferred Units and has filled in the applicable pro forma amounts.

Mr. Michael Clampitt
October 1, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Business Overview
Premium Finance Business, page 45
15.	So that a reader will have a better understanding of the Company’s relationship with Acorn Capital Group, as well as the related accounting, please revise your disclosures to discuss the nature and terms of the May 2009 settlement agreement. The disclosures should also address, for each period presented, both the number and dollar amount of loans outstanding for which the Company is the servicer of the loan. Further, please clarify for as to why the amount of debt forgiveness being recorded as a gain would not correlate to the loans losses being recognized.
          Response:
          The Company has no relationship with Asset Based Resource Group, LLC (“ABRG”) and was not involved in assignment of Acorn’s rights to ABRG. The individual loans to the borrowers under the Acorn facility were structured in a manner that the Company is only required to fund future premiums to the borrower if the Company’s lender provides the Company with the funds. ABRG would only continue to fund loans if it believe that there is value in the underlying policy that secures that loan. If ABRG decides not to fund a loan, the Company can choose to fund the loan. The Company has revised the language to read as follows:
The amount of losses on loan payoffs and settlements, net, and the amount of gains on the forgiveness of debt that we have recorded since inception within our premium finance business segment have been impacted as a result of financial difficulties experienced by one of our lenders, Acorn Capital Group (“Acorn”). Beginning in July, 2008, Acorn stopped funding under its credit facility with us without any advance notice. Therefore, we did not have access to funds necessary to pay the ongoing premiums on the policies serving as collateral for our borrower’s loans that were financed under the Acorn facility. We did not incur liability with our borrowers because the terms of the Acorn loans provide that we are only required to fund future premiums if our lender provides us with funds. Through June 30, 2010, a total of 90 policies financed under the Acorn facility incurred losses primarily due to non-payment of premiums.
In May 2009, we entered a settlement agreement with Acorn whereby all obligations under the credit agreement were terminated. Acorn subsequently assigned its rights under the settlement agreement to Asset Based Resource Group, LLC (“ABRG”), an entity that is not related to us. As part of the settlement agreement, we continue to service the original loans and ABRG determines whether or not it will continue to fund the loans. We believe that ABRG will elect to fund the loan only if it believes there is value in the policy

Mr. Michael Clampitt
October 1, 2010

serving as collateral for the loan. If ABRG chooses not to continue funding a loan, we have the option to fund the loan or try to sell the loan or related policy to another party. We elect to fund the loan only if we believe there is value in the policy serving as collateral for the loan after considering the costs of keeping the policy in force. Regardless of whether we fund the loan or sell the loan or related policy to another party, our debt under the Acorn facility is forgiven and we record a gain on the forgiveness of debt. If we fund the loan, it remains as an asset on our balance sheet, otherwise it is written off and we record the amount written off as a loss on loan payoffs and settlements, net.
          The Company has revised the table on page 45 into two tables, one of which includes the number of loans and dollar amount of loans outstanding for which the Company is the servicer of the loan. The Company has also added a footnote to the second table that explains why the amount of debt forgiveness being recorded as a gain does not correlate to the loan losses being recognized. The tables appear as follows:
The following table highlights the number of loans impacted by the Acorn settlement during the periods indicated below (dollars in thousands):

Acorn Capital Facility
	Year ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010	Total
Number of loans held at end of period	90	112	49	61	29	N/A
Loans receivable, net, balance at end of period	$15,468	$21,073	$9,601	$12,144	$6,377	N/A
Number of loans impacted during period	—	7	63	51	20	90
The following table highlights the impact of the Acorn settlement on our financial statements during the periods indicated below (dollars in thousands):

Acorn Capital Facility
	Year ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010	Total
Gain on forgiveness of debt	$—	$—	$16,410	$14,049	$4,533	$20,943
Loss on loan payoffs and settlements, net	—	(1,868)	(10,182)	(7,668)	(3,262)	(15,312)

Impact on net income	$—	$(1,868)	$6,228	$6,381	$1,271	$5,631	*

*	The $5.6 million impact on net income is due to 25 policies on which we decided to continue to fund the premiums after ABRG elected not to continue to fund the premiums. With respect to the associated loans, we received a gain on forgiveness of debt with no offsetting loss on loan payoffs and settlements, net.

Mr. Michael Clampitt
October 1, 2010

16.	Additionally, we note your disclosure that Acorn assigned its rights under the settlement agreement to ABRG. Please file as an exhibit to the registration statement any assignment agreement or amended settlement agreement, or confirm that no such agreement exists.
          Response:
          The assignment agreement dated June 10, 2009 between Acorn Capital Group, LLC and Asset Based Resource Group, LLC is being filed as Exhibit 10.12.1 to the Company’s registration statement.
Principal Revenue and Expense Items
Provisions for Loan Losses on Loans Receivable, page 49
17.	Please revise your disclosures to provide a more specific and thorough discussion of the differences between the “economic value” and the “carrying value” of the loan receivable which is utilized in determining the amount of the lender protection coverage and the amount of any loan impairment recognized.
          Response:
          The Company has eliminated the use of the term “economic value” in the registration statement and replaced it with the term “fair value”. The Company has added the following definition of “carrying value of the loan” to the Certain Important Information section on page ii as follows:
“carrying value of the loan” refer to the loan principal balance, accrued interest and accreted origination fees excluding any impairment valuation adjustment.
18.	We note your disclosure that in some instances, you may record an immediate impairment valuation against the principal of the loan, but only after considering all components of the transaction. Disclose the accounting literature being followed in accounting for this type of lending transaction. Provide us with examples so that we may clearly understand why all aspects of the transaction should be considered in determining whether a specific loan should be evaluated for potential impairment as well as the level of potential impairment recorded.
          Response:
          For loans that incur an immediate impairment valuation, the Company follows ASC 310, Receivables. The Company specifically evaluates all loans for impairment based on the fair value of the underlying policy as collectability is primarily collateral dependent. The Company’s practice of determining impairment is the same for all loans. The reference in the

Mr. Michael Clampitt
October 1, 2010

registration statement to “considering all components of the transaction” is meant to explain that a loan that may experience an immediate impairment is economically justifiable due to the transaction components not reflected in the loan, primarily agency fees. As an example, if the Company funds a loan for $100,000 and the fair value of the collateral as of the date of funding is $90,000, the Company will record an immediate impairment of $10,000. However, if the agency fees for the loan are $50,000, although not considered in the impairment analysis, the agency fees are considered from the standpoint of whether or not the Company will decide to fund the loan.
                    The Company has clarified the sentence to read as follows:
In some instances, we make a loan to an insured whereby we immediately record a loan impairment valuation adjustment against the principal of the loan. Loans that experience an immediate impairment are made when the transaction components that are not included in the loan, such as agency fees, offset or exceed the amount of the impairment.
Critical Accounting Policies
Valuation of Insurance Policies, page 51
19.	Please revise to address the significant assumptions used in your valuation of insurance policies. Please refer to ASC 325-30-50.
          Response:
          The Company has elected to use the fair value method under ASC 325-30, Investments in Insurance Contracts, to account for its investments in insurance policies. This election is made on an instrument-by-instrument basis and is irrevocable. The significant assumptions that the Company relies on, the life expectancy of the insured and the discount rate, have been disclosed on page 52 under the heading “Critical Accounting Policies — Valuation of Insurance Policies.”
Revenue Recognition, page 52
20.	So that the reader has a better understanding of the agency fees recorded as revenues, please revise the disclosures to address the business purpose of these fees which details the reasons why the referring insurance agents pay these fees, how the respective amounts are determined and settled as well as the accounting treatment being followed. Address why the payment of these fees results in the immediate recognition of revenues when the loan is funded and the culmination of the earnings process as opposed to deferring and recognizing these fees over the term of the loan. Further, address why these fees constitute such a large percentage of the principal balance of the loans originated.

Mr. Michael Clampitt
October 1, 2010

          Response:
          The Company has revised the first bullet under the Revenue Recognition section on page 53 to clarify that the referring life insurance agent, and not the borrower, pays the agency fees and, therefore, such fees do not accrue over the term of the loan. The revised language is as follows:
Agency Fees — Agency fees are paid by the referring life insurance agents based on negotiations between the parties and are recognized at the time a premium finance loan is funded. Because agency fees are not paid by the borrower, such fees do not accrue over the term of the loan. We typically charge and receive agency fees from the referring agent within approximately 45 days of our funding the loan. A separate origination fee is charged to the borrower which is amortized into income over the life of the loan.
          The Company accounts for agency fee revenue in accordance with ASC 605, Revenue Recognition. Prior to funding of the loan, the Company has determined through underwriting that the policy is effective. At the time the loan is funded, the Company has met each of the four criteria for revenue recognition under ASC 605. In particular, persuasive evidence of an arrangement exists through a fee agreement which is signed by the referring broker and sets forth the agreed upon terms of the agency fee. Relative to the requirement for a delivery to have occurred, once the loan is authorized to be funded, the Company wires the funds to the borrower who then pays premium payments to the insurance company unless the loan was for a reimbursement of premiums already paid to the insurance company. At this point, delivery has occurred and the agency fee is fixed and determinable based on the terms of the fee agreement. In terms of collectability being reasonably assured, when the borrower pays the premiums to the insurance company, the insurance company is obligated to pay commissions to the broker. Upon funding, a referring broker must pay the Company the agency fee stated in each fee agreement. Based on the Company’s historical experience, collectability is reasonably assured at this point.
          Additionally, the Company has revised the paragraph under the Components of Revenue — Agency Fee Income section on page 47 to explain the reasons why the referring life insurance agent pays the fees and how such fees are determined. The revised language is as follows:
In connection with our premium finance business, we earn agency fees that are paid by the referring life insurance agents. Because agency fees are not paid by the borrower, such fees do not accrue over the term of the loan. We typically charge and receive agency fees from the referring agent within approximately 45 days of our funding the loan. Referring insurance agents pay the agency fees to our subsidiary, Imperial Life and Annuity Services, LLC, a licensed insurance agency, for the due diligence performed in underwriting the premium finance transaction. The amount of the agency fee paid by a referring life insurance agent is negotiated with the referring agents based on a number of factors, including the size of the policy and the amount of premiums due on the policy.
Similar language has been added to the Premium Finance Business — Sources of Revenue section on page 74.

Mr. Michael Clampitt
October 1, 2010

          The payment of agency fees results in the immediate recognition of revenue because they meet the conditions for revenue recognition under ASC 605 and are not within the scope of ASC 310-20 which applies to the fees paid by the borrower. The agency fees do not accrue over the term of the loan and are typically charged and collected from the referring life insurance agent within 45 days of the funding of the loan. Agency fees are accounted for in accordance with ASC 605, Revenue Recognition. Although agency fees are not part of the loan, the fees are expressed as a percentage of the principal balance of the loans originated in the registration statement in order to demonstrate to the reader the average size of the agency fee received relative to the principal amount borrowed. These fees, when expressed as a percentage of the principal balance of the loans originated, represent a large percentage of the principal balance of the loans because the referring life insurance agent’s commissions in the first year are often close in size to the policy’s first year premium.
Interest Income, page 52
21.	So that the reader has a thorough understanding of the nature and terms of the loans made in connection with the premium finance business, please address the loan underwriting process performed by the company. In addition, please address the accounting literature followed in accounting for the interest income recognized on these types of loans.
          Response:
          The Company recognizes interest income on the accrual method when it is realizable and earned in accordance ASC 605, Revenue Recognition. The Company has revised the interest income bullet in the Revenue Recognition section on page 53 to disclose the accounting literature followed for the recognition of interest income.
          The loan underwriting process performed by the Company is discussed at significant length on page 77 under the heading “Revenue — Premium Finance Business — Underwriting Procedures.”
Origination Fee Income, page 52
22.	Address the reasons why these fees constitute such a large percentage of the principal balance of the loans originated.
          Response:
          Origination fees constitute a large percentage of the principal balance of the loans originated because the Company has used these fees to offset its increased financing costs, including the cost of lender protection insurance which insures the risk of default by borrowers. In the future, notwithstanding that the proceeds of this offering are expected to result in a decrease in financing costs for new loans, it is likely that the origination fees charged by the Company will remain a large percentage of the principal balance of the loans originated

Mr. Michael Clampitt
October 1, 2010

because the Company will likely be assuming all of the risk of default by the borrower.
Other, page 53
23.	Revise to provide a critical accounting policy which addresses how gains and losses on loan payoffs and settlements are determined.
          Response:
          The Company has inserted a critical accounting policy which addressed how gains and losses on loan payoffs and settlements are determined on page 53 beginning with the heading “Loss in Loan Payoffs and Settlements, Net”. The new language is as follows:
Loss in Loan Payoffs and Settlements, Net
When a premium finance loan matures, we record the difference between the net carrying value of the loan and the cash received, or the fair value of the life insurance policy that is obtained in the event of payment default, as a gain or loss on loan payoffs and settlements, net. This account was significantly impacted by the Acorn settlement, as discussed above, whereby we recorded a loss on loan payoffs and settlements, net, of $3.3 million, $10.2 million and $1.9 million during the six months ended June 30, 2010 and the years ended December 31, 2009 and 2008, respectively, under the direct write-off method, as opposed to charging our provision for losses on loan receivables.
24.	Revise to provide a critical accounting policy which specifically addresses the nature, type and accounting for each of the costs which have been incurred in the origination and funding of loans in the portfolio.
          Response:
          The Company has inserted an additional critical accounting policy which addresses the nature, type and accounting for each of the material costs which have been incurred in the origination and funding of loans in the portfolio on page 53 under the heading “Deferred Costs”. The Company has also inserted the additional critical accounting policy on page F-9. The new language is as follows:
Deferred Costs
Deferred costs include costs incurred in connection with acquiring and maintaining credit facilities and costs incurred in connection with securing lender protection insurance. These costs are amortized over the life of the related loan using the effective interest method and are classified as amortization of deferred costs in the accompanying consolidated and combined statement of operations.

Mr. Michael Clampitt
October 1, 2010

          The Company has not added the loan origination costs as a critical accounting policy because such costs have not historically been material. For example, the amount of loan origination costs included in loans receivable, net, on the consolidated and combined balance sheets as of June 30, 2010 and December 31, 2009 were approximately $429,000 and $616,000, respectively. As a result, the Company does not believe the loan origination costs constitute a critical accounting policy.
Business
Overview, page 71
25.	To the extent not already included in the registration statement, please describe your general development during the past five years. Please refer to Item 101(a) of Regulation S-K.
          Response:
          The Company has revised the first sentence in the first paragraph in the Business — Overview section on page 72 to state that the Company was organized as a Florida limited liability company. The Company believes that its general development since its inception in December 2006 has been disclosed in the registration statement.
Premium Finance Business
Overview, page 71
26.	Please provide the information required by 101(b) of Regulation S-K, or please provide a cross reference to the applicable disclosure in the financial statements.
          Response:
          The Company added a cross reference to the applicable disclosure in Management’s Discussion and Analysis and the financial statements as the final sentence in the Business — Overview section on page 72.
Sources of Revenue, page 73
27.	Please disclose the percentages of your total company revenue that are attributable to your premium finance business and your structured settlements business. Please further break down the percentages of revenue from your premium finance business into revenue generated from agency fees, interest income and origination fees.
          Response:

Mr. Michael Clampitt
October 1, 2010

          The Company has added the percentage of total revenue attributable to the premium finance business into the first paragraph under the Premium Finance — Sources of Revenue section on page 74. The new language is as follows:
During the six months ended June 30, 2010 and the year ended December 31, 2009, 91.3% and 95.9%, respectively, of our revenue was generated from our premium finance segment.
The Company has added a sentence at the end of each of the first three bullets under the Premium Finance — Sources of Revenue section on page 74 to provide the percentage of revenue from the premium finance business attributable to agency fees, interest income and origination fees.
          The Company has also added the percentage of total revenue attributable to the structured settlement segment into the first paragraph under the Structured Settlement — Sources of Revenue section on page 81. The new language is as follows:
During the six months ended June 30, 2010 and the year ended December 31, 2009, 8.7% and 4.1%, respectively, of our revenue was generated from our structured settlement segment.
The Company has also added a sentence to the first paragraph under the Structured Settlement — Sources of Revenue section beginning on page 81 to provide a further break down of the revenue generated by the structured settlement segment as follows:
During the six months ended June 30, 2010 and the year ended December 31, 2009, 92.6% and 67.7%, respectively, of our revenue from our structured settlement segment was generated from the sale of structured settlements and 6.0% and 30.6%, respectively, was generated from interest income.
28.	We note that you describe three methods by which you are repaid your principal and origination fees. Please provide information to indicate how often you are repaid by each of these methods. Further, we note that you include the death of the insured and the resulting death benefit as one of the ways in which the principal and origination fees are repaid. We also note that this method is not discussed in other sections of the filing where you discuss repayment. Please revise to include this disclosure.
          Response:
          The Company has added a sentence to the Premium Finance — Sources of Revenue section on page 75 to disclose that it has never had an insured die and been repaid with the resulting death benefit from a policy that was relinquished to it upon default. The new language is as follows:

Mr. Michael Clampitt
October 1, 2010

As of the date hereof, we have never had an insured under a policy that was relinquished to us upon default die. Thus, we have never received the resulting death benefit from a policy that was relinquished to us upon default.
The Company has not discussed the death of the insured and resulting death benefit in other sections of the registration statement where repayment is discussed because, as shown by the disclosure above, this method of repayment has not historically been a material method of repayment for the Company’s loans.
             The Company believes that disclosure of how often it is repaid by each of the three methods listed in the registration statement would provide competitors with valuable insight into the Company’s processes, underwriting and other information relating to the premium finance business. Additionally, this information may be misleading to investors because the Company has only been existence since December 2006 and most of its loans have come due during a period of dislocations in the capital markets. As a result, the Company has experienced a large percentage of defaults on its loans since its inception, a trend that may not continue as the economy improves. A large percentage of these loans also had lender protection insurance, which further distorts the historical sources of repayment from our anticipated future sources of repayment.
              The Company believes that it has adequately disclosed its sources of repayment through statements such as the following, which is located in the Management’s Discussion and Analysis of Financial Condition and Results of Operations:
For loans that matured during the six months ended June 30, 2010 and during the year ended December 31, 2009, 97% and 85%, respectively, of such loans were not repaid at maturity. In such events of default, the borrower typically relinquishes beneficial ownership of the policy to us in exchange for our release of the debt (or we enforce our security interests in the beneficial interests in the trust that owns the policy). For loans that have lender protection insurance, we make a claim against the lender protection insurance policy and, subject to policy terms and conditions, the insurer has the right to direct control or take beneficial ownership of the policy upon payment of our claim.
29.	Please clarify whether, when you retain for investment a policy relinquished to you upon default, you will receive the insured value of the policy upon the death of the borrower.
Response:
          The Company has added a sentence to the last bullet appearing in the Business — Sources of Revenue section on page 75 to clarify as follows:
When we retain for investment policies relinquished to us upon default, we will receive the death benefit of the policy upon the death of the insured as long as we

Mr. Michael Clampitt
October 1, 2010

continue to pay the premiums required to keep the policy in force and the policy is not contested.
Regulation
Premium Financing Transactions, page 84
30.	We note your disclosure that you are able to conduct the business of purchasing a policy directly from a policy owner in 34 states but that you have not done so as of the date of the registration statement. Please disclose the number of states in which you engaged in life settlements.
          Response:
          The Company has never purchased life insurance policies directly from a policy owner although, as of June 30, 2010, it had an equity investment of $1.3 million in a life settlement fund as disclosed in Note 11 to the audited financial statements. The Company notes that, for life insurance policies that are relinquished to the Company upon a loan default, the Company accounts for life insurance policies as life settlements in accordance with ASC 325-30, Investments in Insurance Contracts. The Company has revised the sentence in the last paragraph in the Business — Regulation — Premium Finance Transactions section on page 85 as follows:
The purchase of a policy directly from a policy owner, which is referred to as a life settlement, is a business we are currently able to conduct in 34 states, however, as of the date of this offering, we have not engaged in the business of purchasing policies directly from policy owners.
Management
Directors and Executive Officers, page 88
31.	Please revise to indicate that you have no independent directors at this time. Refer to Item 407(a) of Regulation S-K.
          Response:
          The Company has added revised the registration statement to include four individuals who will serve on the Company’s board of directors upon the closing of this offering. The Company has revised the registration statement on page 90 to indicate that each of these four directors are considered independent.

Mr. Michael Clampitt
October 1, 2010

Executive Compensation
Summary Compensation Table for 2009, page 94
32.	Please provide compensation of the named executive officers for your last three completed fiscal years. Please refer to Item 402(c) of Regulation S-K.
          Response:
          Instruction 1 to Item 402(c) of Regulation S-K states that “[i]nformation with respect to fiscal years prior to the last completed fiscal year will not be required if the registrant was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act at any time during that year, except that the registrant will be required to provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement.” Since the Company has never been a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act and has never been previously required to provide such information in response to a Commission filing requirement, the Company believes that it is not required to disclose the compensation provided to the named executive officers in 2007 or 2008.
Certain Relationships and Related Transactions
Related Party Transactions Policy and Procedure, page 102
33.	Please revise to include the disclosure required by Instruction 4(c) of Item 404(a) of Regulation S-K to the extent required for each applicable related transaction.
          Response:
          The Company confirms that no related party indebtedness was provided by a lender who is a bank, savings and loan association or broker-dealer.
34.	Please confirm that the policies and procedures adopted by the audit committee will be used to continue to review and approve the related transactions disclosed in the registration statement.
          Response:
          Upon completion of this offering, the Company confirms that the policies and procedures adopted by the audit committee will be used to continue to review and approve the related party transactions disclosed in the registration statement. The Company has added the following language:
Prior to this offering, as a private company we did not have separate procedures or criteria for approving related party transactions. However, following this offering, we will follow the procedures described above in reviewing the related party transactions described below as the agreements for such transactions come up for renewal.

Mr. Michael Clampitt
October 1, 2010

Certain Indebtedness, page 104
35.	We note that you plan to convert many of your notes into common stock upon the closing of the offering. Please specifically state the name of the entity that will acquire the shares of common stock upon conversion.
          Response:
          The Company will disclose the names of such persons or entities in a subsequent amendment to the registration statement once they are determined.
Principal Shareholders, page 107
36.	Please provide a business, mailing or residence address for Deborah Benaim, Richard S. O’Connell, Jr. and Anne Dufour Zuckerman. Please refer to Item 403(a) of Regulation S-K.
          Response:
          The Company does not believe that it is required to provide an address for its executive officers or directors as Item 403(a) of Regulation S-K only applies to beneficial owners of 5% or more of a registrant’s voting securities and Item 403(b) of Regulation S-K does not require the Company to provide an address for management.
Description of Capital Stock
General, page 108
37.	We note that you have set forth the approximate number of holders of each class of common equity as of March 31, 2010. Please revise to disclose the number of holders as of the latest practicable date. Please refer to Item 201(b) of Regulation S-K.
          Response:
          The Company has revised the disclosure in the second paragraph of the Description of Capital Stock — General section on page 119 to set forth the number of holders of each class of equity as of the latest practicable date.
38.	Please provide the information required by Item 201(c) of Regulation S-K, particularly with respect to any dividends accrued or paid on your shares of common stock.

Mr. Michael Clampitt
October 1, 2010

          Response:
          The Company has added a sentence to the second paragraph of the Description of Capital Stock — General section on page 119 to specify that no dividends have accrued or been paid on the Company’s common stock and no dividends have accrued or been paid on the common units that were issued prior to the corporate conversion.
Exhibits
39.	Please file any outstanding exhibits as soon as possible so the staff has time to complete its review.
          Response:
          A number of exhibits are being filed with this Amendment No. 1 to the registration statement. Any remaining unfiled exhibits will be filed in a subsequent amendment once they have been finalized.
Exhibit 21.1
40.	Please revise to more clearly indicate how each of the subsidiaries interact with each other, i.e., where each subsidiary stands in the corporate structure. Please also add a description of the function of each subsidiary and indicate if any of the subsidiaries listed are inactive.
          Response:
          Exhibit 21.1 has been revised to describe how each of the subsidiaries interact with each other, the function of each subsidiary and whether any of the subsidiaries listed are inactive.

Mr. Michael Clampitt
October 1, 2010

* * * * * * *
          The Company will furnish its “Tandy” acknowledgments prior to requesting acceleration of effectiveness of its registration statement.
          If you should have any additional questions, please contact me at (904) 633-8913.

Sincerely,
/s/ Michael B. Kirwan
Michael B. Kirwan

CC:	Jonathan Neuman, President and Chief Operating Officer J. Brett Pritchard, Esq. — Locke Lord Bissell & Liddell LLP Ken Meuser — Grant Thornton LLP